Exhibit 99.95

[Letterhead of SRK Consulting]

CONSENT

I, Leah Mach, hereby consent to the references to, and the use of any information derived from, the technical report titled “NI 43-101 Technical Report, Mineração Aurizona S.A., Aurizona Mine” dated January 23, 2012 (the “Report”) in the registration statement on Form 40-F of Sandstorm Gold, Ltd. (the “Registration Statement”) being filed with United States Securities and Exchange Commission, which Registration Statement incorporates by reference and attaches as an exhibit the Sandstorm Gold Ltd. Annual Information Form for the year ended December 31, 2011 which refers to information contained in the Report(s).

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Registration Statement.

Dated:	July 27, 2012

/s/ Leah Mach
		Name:	Leah Mach, M.Sc. Geology, CPG
		Title:	Principal Resource Geologist

[Letterhead of SRK Consulting]